UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Bainum, Jr., Stewart
   11555 Darnestown Road
   Gaithersburg, MD  20878
2. Issuer Name and Ticker or Trading Symbol
   Sunburst Hospitality Corporation
   SNB
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   12/97
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chairman
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock                 |- -   |- - |- -               |- -|- -        |183,051            |I     |Note 1                     |
-----------------------------------------------------------------------------------------------------------------------------------|
     "          "            |- -   |- - |- -               |- -|- -        |45,656             |I     |Note 2                     |
-----------------------------------------------------------------------------------------------------------------------------------|
     "          "            |- -   |- - |- -               |- -|- -        |68,347             |I     |Note 3                     |
-----------------------------------------------------------------------------------------------------------------------------------|
     "          "            |- -   |- - |- -               |- -|- -        |2,256              |I     |Note 4                     |
-----------------------------------------------------------------------------------------------------------------------------------|
     "          "            |- -   |- - |- -               |- -|- -        |407,219            |I     |Note 5                     |
-----------------------------------------------------------------------------------------------------------------------------------|
     "          "            |- -   |- - |- -               |- -|- -        |302,571            |I     |Note 6                     |
-----------------------------------------------------------------------------------------------------------------------------------|
     "          "            |- -   |- - |- -               |- -|- -        |283,890            |I     |Note 7                     |
-----------------------------------------------------------------------------------------------------------------------------------|
     "          "            |- -   |- - |- -               |- -|- -        |22,183             |I     |Note 8                     |
-----------------------------------------------------------------------------------------------------------------------------------|
     "          "            |- -   |- - |- -               |- -|- -        |369,317            |I     |Note 9                     |
-----------------------------------------------------------------------------------------------------------------------------------|
     "          "            |- -   |- - |- -               |- -|- -        |274,409            |I     |Note 10                    |
-----------------------------------------------------------------------------------------------------------------------------------|
     "          "            |- -   |- - |- -               |- -|- -        |233,405            |I     |Note 11                    |
-----------------------------------------------------------------------------------------------------------------------------------|
     "          "            |- -   |- - |- -               |- -|- -        |73,341             |I     |Note 12                    |
-----------------------------------------------------------------------------------------------------------------------------------|
     "          "            |- -   |- - |- -               |- -|- -        |177,561            |i     |Note 13                    |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
Common Stock Option (Rig|$3.4697 |10/15|D(14|105,000    |D  |     |11/2/|Common Stock|105,000|       |            |D  |            |
ht to Buy)              |        |/97  |)   |           |   |     |98   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
              "         |$1.7192 |10/15|A(15|35,000     |A  |Note |11/2/|"          "|35,000 |       |            |D  |            |
                    "   |        |/97  |)   |           |   |16   |98   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
              "         |$3.1640 |10/15|D(14|75,000     |D  |     |11/2/|"          "|75,000 |       |            |D  |            |
                    "   |        |/97  |)   |           |   |     |99   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
              "         |$1.5677 |10/15|A(15|22,500     |A  |Note |11/2/|"          "|22,500 |       |            |D  |            |
                    "   |        |/97  |)   |           |   |17   |99   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
              "         |$3.6066 |10/15|D(14|45,000     |D  |     |10/23|"          "|45,000 |       |            |D  |            |
                    "   |        |/97  |)   |           |   |     |/00  |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
              "         |$1.7871 |10/15|A(15|12,002     |A  |Note |10/23|"          "|12,002 |       |            |D  |            |
                    "   |        |/97  |)   |           |   |18   |/00  |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
              "         |$4.7375 |10/15|D(14|45,000     |D  |     |10/31|"          "|45,000 |       |            |D  |            |
                    "   |        |/97  |)   |           |   |     |/01  |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
              "         |$2.3474 |10/15|A(15|10,500     |A  |Note |10/31|"          "|10,500 |       |            |D  |            |
                    "   |        |/97  |)   |           |   |19   |/01  |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
              "         |$7.7242 |10/15|D(14|30,000     |D  |     |10/21|"          "|30,000 |       |            |D  |            |
                    "   |        |/97  |)   |           |   |     |/02  |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
              "         |$3.8273 |10/15|A(15|6,500      |A  |Note |10/21|"          "|6,500  |       |            |D  |            |
                    "   |        |/97  |)   |           |   |20   |/02  |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
              "         |$8.2744 |10/15|D(14|40,000     |D  |     |12/6/|"          "|40,000 |       |            |D  |            |
                    "   |        |/97  |)   |           |   |     |03   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
              "         |$4.0999 |10/15|A(15|8,001      |A  |Note |12/6/|"          "|8,001  |       |            |D  |            |
                    "   |        |/97  |)   |           |   |21   |03   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
              "         |$4.1168 |10/15|D(14|60,000     |D  |     |6/21/|"          "|60,000 |       |            |D  |            |
                    "   |        |/97  |)   |           |   |     |05   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
              "         |$5.5083 |10/15|A(15|14,000     |A  |Note |6/21/|"          "|14,000 |       |            |D  |            |
                    "   |        |/97  |)   |           |   |22   |05   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
              "         |$14.5095|10/15|D(14|60,000     |D  |     |7/1/0|"          "|60,000 |       |            |D  |            |
                    "   |        |/97  |)   |           |   |     |6    |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
              "         |$7.1891 |10/15|A(15|12,002     |A  |Note |7/1/0|"          "|12,002 |       |            |D  |            |
                    "   |        |/97  |)   |           |   |23   |6    |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
Note 1: Shares held by the Stewart Banum, Declaration of Trust dated March 13, 1996 (the "Stewart Bainum, Jr.
Trust"), the sole trustee and beneficiary of which is Mr. Bainum, Jr.
Note 2: The proportionate interest of the Stewart Bainum, Jr. Trust in shares owned by Mid Pines Associates,
L.P.
Note 3: The proportionate interest of the Stewart Bainum, Jr. Grantor Retained Annuity Trust dated September 10,
1996, the sole trustee of which is Mr. Bainum, Jr. in shares in Mid Pines Associates, L.P.
Note 4: The proportionate interest of various trusts, the beneficiaries of which are Mr. Bainum, Jr.'s two minor children in shares in Mid Pines Associates, L.P.
Note 5: The proportionate interest in shares owned by Bainum Associates Limited Partnership. Mr. Bainum, Jr. is the Managing General Partner and has the sole right to dispose of such shares.
Note 6: The proportionate interest in shares owned by MC Investments Limited Partnership. Mr. Bainum, Jr. is the
Managing General Partner and has the sole right to dispose of such shares.
Note 7: The proportionate interest of the Stewart Bainum, Jr. Trust in shares owned by Realty Investment
Company, Inc., a real estate investment and management company in which Mr. Bainum, Jr. owns indirectly 23.8% of the outstanding common stock. Mr. Bainum, Jr.'s Trust has shared voting and dispositive control of such shares. Also includes 42,864 shares indirectly held through certain trusts for the benefit of Mr. Bainum, Jr.'s two minor children.
Note 8: The proportionate interest of the Roberta Froom Irrevocable Trust in shares owned by Mid Pines
Associates, L.P. Mr. Bainum, Jr. is a co-trustee and his sister is the beneficiary.
Note 9: The proportionate interest of the Roberta Froom Irrevocable Trust in shares owned by Bainum Associates
Limited Partnership. Mr. Bainum, Jr. is a co-trustee and his sister is the beneficiary.
Note 10: The proportionate interest of the Roberta Froom Irrevoable Trust in shares owned by MC Investments
Limited Partnership. mr. Bainum, Jr. is a co-trustee and his sister is the beneficiary.
Note 11: The proportionate interest of the Roberta Froom Irrevocable Trust in shares owned by Realty Investment
Company, Inc. Mr. Bainum, Jr. is a co-trustee and his nephews are the beneficiaries.
Note 12: The proportionate interest of certain trusts in shares of Mid Pines Associates, L.P. for the benefit of Mr.
Bainum, Jr.'s nephews. Mr. Bainum is the trustee and his nephews are the beneficiaries.
Note 13: The proportionate interest in shares of Realty Investment Company, Inc. of certain trusts for the benefit of Mr. Bainum, Jr.'s nephews. Mr. Bainum, Jr. is the trustee and his nephews are the beneficiaries.
Note 14: Cancellation of option in connection with grant of replacement option.
Note 15: In connection with spin-off of business segment and 3 for 1 reverse stock split, existing option was repriced and the remainder of shares was adjusted.
Note 16:  The option is currently exercisable.
Note 17: 18,000 options are currently exercisable; the remainder vest on 11/2/97.
Note 18: 9,601 options are currently exercisble; the remainder vest on 10/23/98.
Note 19: 6,300 options are currently exercisable; the remainder vest in two equal annual installments beginning on
10/31/98.
Note 20: 2,600 options are currently exercisable; the remainder vest in three equal annual installments beginning on
10/21/98.
Note 21: 1,600 options are currently exercisable; 800 options vest on 12/6/97 and 12/6/98; the remainder vest in three equal annual installments beginning on 12/6/99.
Note 22: 5,600 options are currently exercisble; the remainder vest in three equal annual installments beginning on
6/21/98.
Note 23: 2,400 options are currently exercisable; the remainder vest in four equal annual installments beginning on 7/1/98.
SIGNATURE OF REPORTING PERSON
Stewart Bainum, Jr.
DATE
2/12/98